

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

August 11, 2009

Mr. John Wallace
President
Delta Petroleum Corporation
370 Seventeenth Street, Suite 4300
Denver, CO 80202

   Re: Delta Petroleum Corporation
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed March 2, 2009
      Schedule 14A Filed April 21, 2009
      Form 10-Q for Fiscal Quarter Ended March 31, 2009
      Filed May 5, 2009
      Response Letter Dated June 25, 2009
      Form S-3 Filed July 21, 2009
      Response Letter Dated July 23, 2009
      File No. 000-16203

Dear Mr. Wallace:

   We have reviewed your response letter and subsequent filings have the following comments. With regard to your Form S-3, we have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 57

1. We note your response to our prior comment number three and clarify by noting the following as the qualifying language referenced in our prior comment: "ensuring that material information required to be disclosed is included in the reports that we file with the Securities and Exchange Commission." Please modify your disclosure to provide a clear and unqualified conclusion regarding

the effectiveness of your disclosure controls and procedures. Examples include, but are not necessarily limited to:

- Your disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) were effective,

- Your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, or

- Your disclosure controls and procedures were effective.

Please do not continue to state your disclosure controls and procedures were effective "in ensuring that material information required to be disclosed is included in the reports that we file with the Securities and Exchange Commission", which is a lower standard than the definition of disclosure controls and procedures contained in Exchange Act Rule 13a-15(e). In your response to this comment, please provide us with a sample of your proposed modified disclosure.

<u>Management's Report on Internal Controls Over Financial Reporting, page 58</u>

2.   We note your response to our prior comment number four and clarify by noting the following as the qualifying language referenced in our prior comment: "the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. [GAAP]." Please modify your disclosure to include a clear and unqualified statement as to whether or not your internal control over financial reporting is effective as of December 31, 2008, based on your management's assessment within the framework identified. Examples include, but are not necessarily limited to:

- your internal controls over financial reporting as defined in Exchange Act Rule 13a-15(f) were effective;

- your internal controls over financial reporting were effective as a process designed by, or under the supervision of your principal executive and principal financial officers, or persons performing similar functions, and

> effected by your board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: 1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect your transactions and dispositions of your assets; 2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and 3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements; or simply, or

- your internal controls over financial reporting were effective.

Please do not continue to state that your internal controls over financial reporting were effective "[in providing] reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. [GAAP]", which is a lower standard than the definition of internal controls over financial reporting contained in Exchange Act Rule 13a-15(f). In your response to this comment, please provide us with a sample of your proposed modified disclosure.

Schedule 14A Filed April 21, 2009

3.	We note your response to our prior comment 10, which concerned Mr. Taylor's biographical sketch. Please confirm that you will revise your disclosure in future filings to provide the disclosure required by Item 401(e) of Regulation S-K with respect to Mr. Taylor's business experience. In addition, provide a draft of the revised disclosure.

4.	We note your response to our prior comment 11, which concerned disclosure about the Board's determinations regarding director independence, including your statement that "[w]hile the Board has been informed that Mr. Mandekic's positions at Tracinda are purely ministerial, the Board is currently reevaluating whether Mr. Mandekic meets the criteria for being eligible to serve on the audit committee because of his roles as Tracinda's Secretary and Treasurer." Please advise us as to the board's determination on this point and the basis for the determination, and confirm that you will revise your disclosure in future filings to address the consideration of the relevant relationships in making the determinations of independence. Provide a draft of the revised disclosure.

5.   We note your response to our prior comment 14, including your statement that "In considering the staff's comment, we believe that the information set forth on page 3 of the CMS plan with respect to Performance Targets is worth [sic] of consideration for inclusion. If the staff believes such additional disclosure to be beneficial, we would propose to provide that information in future filings." Please disclose such performance targets in future filings. In addition, please clarify whether such targets constitute the "goals and minimum performance thresholds" referenced at page 15 of your proxy statement. Provide a draft of your proposed disclosure for our review.

6.   We note that the annual incentive plan provides that each employee will receive a minimum of twenty-five percent of their achieved bonus pool contribution for their part in helping to achieve the company's goals, and that the remaining seventy-five percent will be discretionary and awarded to employees based on the relative contribution that each employee was determined to have made towards the year's goals. The annual incentive plan also states that an achieved percentage score of two hundred percent is possible, and that discretionary awards outside of your established bonus pool can be awarded for extraordinary performance. In future filings, please describe how your compensation committee considered such provisions of your incentive plan in determining annual incentive plan awards.

7.   Please explain to us why you have not filed the CMS plan as an exhibit. See Item 601(b)(10) of Regulation S-K.

Form S-3 Filed July 21, 2009

Incorporation of Certain Documents by Reference, page 9

8.   We note that you filed your quarterly report on Form 10-Q for the quarter ended June 30, 2009 on August 6, 2009. Please revise your registration statement to incorporate such report by reference. See Securities Act Forms Compliance and Disclosure Interpretations Question 123.05, available at: www.sec.gov.

Engineering Comments on the Form 10-K for the Fiscal Year Ended December 31, 2008

Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45

9.   We note your response 22 to our May 29, 2009 letter. Please furnish to us a
        spread sheet comparison between the top 10 (equivalent reserve basis) Rocky
        Mountain proved undeveloped locations that you drilled in 2007 and in 2008 - 20
        wells in total. Include pre-drill PUD reserves and estimated capital costs, post-
        drill production, proved reserve and expended capital cost figures. Please include
        explanations of significant differences between pre-drill and post-drill estimated
        ultimate proved reserves and any other data that you consider pertinent.

        Please direct these engineering items to:
        U.S. Securities and Exchange Commission
        100 F Street NE
        Washington, DC 20549-4628
        Attn: Ronald M. Winfrey

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact James Giugliano at (202) 551-3319, Kimberly L. Calder at
(202) 551-3701, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions
regarding comments on the financial statements and related matters. You may contact
Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about
engineering comments. Please contact Norman Gholson at (202) 551-3237 or me at
(202) 551-3745 with any other questions.

                                                        Sincerely,

                                                        H. Roger Schwall
                                                        Assistant Director